Exhibit 2.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description sets forth certain material terms and provisions of Torm plc’s securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CLASS A COMMON SHARES
Each outstanding Class A common share, par value $0.01 per share, has, (i) on a poll, one (1) vote on all matters at the general meeting (other than the election or removal of the Deputy Chairman), (ii) pre-emption rights upon any new issue of equity securities (including Class A common shares) for cash (unless otherwise provided by the UK Companies Act or our Articles of Association or as disapplied by the relevant shareholders’ resolution), and (iii) the right to receive dividends, as well as liquidation proceeds and other distributions, that we may declare from time to time. The Class A common shares are not redeemable, either in full or in part.
Dividend Rights
Subject to the provisions of English law, dividends may be paid out of assets legally available at the times and in the amounts as our Board of Directors may determine from time to time. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. Dividends are only payable on our Class A common shares. Any dividend unclaimed after a period of 12 years from the due date of payment of such dividend shall, if the Board of Directors so resolves, be forfeited and shall revert to us. In addition, the payment by our Board of Directors of any unclaimed dividend, interest or other sum payable on or in respect of a Class A common share into a separate account shall not constitute us as a trustee in respect thereof.
Voting Rights
There are no cumulative voting rights. None of our shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.
Pre-Emptive Rights
There are no preemptive rights under our Articles of Association in respect of transfers of issued Class A common shares. Under the UK Companies Act, “equity securities” (being (i) shares in us other than shares that with respect to dividends and capital carry a right to participate only up to a specified amount in a distribution or (ii) rights to subscribe for, or to convert securities into, such shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in us in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the Articles of Association provide otherwise, in each case in accordance with the provisions of the UK Companies Act.
These statutory pre-emption rights would require us to offer new equity securities for allotment to existing shareholders on a pro rata basis before allotting them to other persons, unless shareholders disapply such rights by a special resolution at a shareholders’ meeting. These pre-emption rights have been disapplied by our shareholders and we shall propose equivalent resolutions in the future once the current period of disapplication has expired, but subject always to the restrictions in our Articles of Association.

Our Articles of Association require that:
•
issues of equity securities that are not offered first to holders of Class A common shares (other than those issued under management/equity incentive plans or at fair market value for the acquisition of a business, vessels or other assets or in connection with a merger or consolidation which does not need to be approved under our Articles of Association) must first be approved either by a majority of the Board of Directors including the Chairman and Deputy Chairman or by a resolution approved by the holders of at least 86% of the issued Class A common shares voted on that resolution;

•
issues of equity securities that are not offered first to holders of Class A common shares and that are issued at fair market value to acquire a business whose EBITDA represents more than 50% of our EBITDA or to acquire assets whose value exceeds 50% of the value of our gross assets, must first be approved either by a majority of the Board of Directors, including the Chairman, or by a resolution approved by holders of at least 70% of the issued Class A common shares voted on that resolution; and

•
all other disapplications of pre-emption rights in connection with the issue of equity securities must be approved by holders of our Class A common shares representing at least 95% of the votes cast on the relevant resolution.

In any circumstances where the pre-emption rights have not been disapplied, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such equity securities would be offered to our shareholders.
Liquidation Rights
Holders of Class A common shares are entitled to participate in any distribution of assets upon our liquidation after payment of all debts and other liabilities. A liquidator may, with the sanction of a special resolution and any other sanction required by the UK Insolvency Act of 1986, divide among the members in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.
Variation of Rights
Generally, the rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by (i) the written consent of the holders of 3/4 in nominal value of the issued shares of that class or (ii) a special resolution passed at a general meeting of the shareholders of that class. However, our Articles of Association provide that any change to the rights and privileges attached to any class of shares may only be made if approved by either a majority of our Board of Directors including the Chairman and Deputy Chairman or by the holders of at least 86% of the issued Class A common shares voted on that resolution.
Capital Calls
Our Board of Directors has the authority to make calls upon the shareholders to pay any money for their shares which has not yet been paid to us. This includes the nominal value of the shares and any premium payable on those shares. Each shareholder shall pay to us as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 days’ notice provided by our Board of Directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of our Board of Directors. Our Board of Directors also has the authority to make calls on people who are entitled to shares by law. As of the date hereof, we do not have any issued and outstanding shares that have not been fully paid up.
Transfer of Shares
Our share register is maintained by our registrar and transfer agent, Computershare and/or its affiliates. Registration in this share register is determinative of share ownership. A shareholder who holds our shares through The Depository Trust Company, or DTC, is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. The directors may decline to register in our official share register a transfer of a share that is:
•	not fully paid or on which we have a lien;
•	not lodged duly stamped at our registered office or at such other place as the directors may appoint, except where uncertificated shares are transferred without a written instrument;
•
not accompanied by the certificate of the share to which it related or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer, except where a certificate has not been issued;

•	a Default Share where the holder has failed to provide the required details to us under “⸻Disclosure of Interests in Shares”;
•	in respect of more than one class of share; or
•	in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.
Limitations on Ownership
Under UK law generally and our Articles of Association, there are no limitations on the right of non-residents of the United Kingdom or owners who are not citizens of the United Kingdom to hold or vote our Class A common shares.
Governing Law and Jurisdiction
The rights of our shareholders and any issues arising out of our Articles of Association will generally be governed by English law, and the English courts shall have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against us or our directors. For shareholders who hold our shares through DTC, your rights will also be governed by the rules and procedures of DTC and the terms of the relationship between you and the bank, broker or other financial institution through which you hold your interest.
Reserved Matters
Our Articles of Association contain provisions such that certain corporate actions by members of our group require either the approval of a majority of our Board of Directors including the Deputy Chairman or the affirmative vote of the holders of at least either 70% or 86% of our issued Class A common shares cast on the relevant resolution. Those matters are set out in article 131 of our Articles of Association and include:
Majority of Board of Directors including Deputy Chairman or 86% approval
•
transactions between us and any Director or substantial shareholder (being a holder of one third or more of our issued Class A common shares) or affiliate of a substantial shareholder having a value in excess of $1 million;

•	non-arm's length transactions having a value in excess of $1 million;
•	any change in class rights of any share class or certain of the articles;
•
any purchase or redemption of shares (other than our B share and C share) not offered proportionately to all holders of Class A common shares or not made in connection with a consolidation of shares to remove fractional entitlements to shares;

•	a material change in our business;
•	our liquidation, dissolution or winding up;
•	certain non-pre-emptive issues as referred to above under "—Preemptive Rights";
•	any grant of registration rights unless to all A shareholders or subordinate to existing registration rights.
Majority of Board of Directors including Deputy Chairman or 70% approval
•	sale or demerger of assets in any one year exceeding 35% of our gross assets;
•	borrowings or other financial indebtedness where our net consolidated financial indebtedness exceeds 65% of the gross value of our vessels;
•
mergers or consolidations where the gross value of the assets or EBITDA of the merged or consolidated entity pre-merger/consolidation multiplied by our percentage ownership of the merged/consolidated entity exceeds 50% of our gross asset value or EBITDA;

•	certain issues of equity securities increasing the issued Class A common shares by more than one third;
•	certain non-pre-emptive issues referred to under "—Preemptive Rights" above.
Those reserved matter restrictions will automatically cease when our C share is redeemed.
Purchase of Own Shares
Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. We may purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our common shares before the purchase takes place.

However, any purchase of our own Class A common shares which is not offered proportionately to holders of Class A common shares or which is not made to purchase fractions of shares arising on share consolidations must first be approved either by a majority of our Board of Directors including the Chairman and Deputy Chairman or by the holders of at least 86% of our Class A common shares voted on the relevant resolution.
Any authority to purchase our own shares off market will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.
A share buy-back by us of our shares may give rise to UK stamp duty currently at the rate of 0.5% of the amount or value of the consideration payable by us (rounded up to the nearest £5);any such stamp duty will be paid by us.
Disclosure of Interest in Shares
Pursuant to Part 22 of the UK Companies Act and our Articles of Association, we are empowered by notice in writing to require any person whom we know to be, or have reasonable cause to believe to be, interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us the details of that person's interest and (so far as is within such person's knowledge) details of any other interest that subsists or subsisted in those shares. If a person defaults in supplying us with the required details in relation to the shares in question, or Default Shares, a court may order, or we may direct, that in respect of the Default Shares:
•	the relevant member shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings; and/or
•
(a) any dividend or other money payable in respect of the Default Shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant person of shares other than approved transfers may be registered (unless such transfer is approved in accordance with the terms of our articles of association or such person is not in default and the transfer does not relate to Default Shares).

City Code on Takeovers and Mergers
As a UK public company with our place of central management and control in the United Kingdom, we are subject to the UK City Code on Takeovers and Mergers, or the City Code, which is issued and administered by the UK Panel on Takeovers and Mergers, or the Panel. The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:
(a)
acquires an interest in shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of the voting rights exercisable at our general meetings; or

(b)
who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% and not more than 50% of our voting rights, acquires additional interests in shares which increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (unless the Panel grants a waiver from the requirement to make a general offer under Rule 9 of the City Code) except with the consent of the Panel) to make a cash offer for all of our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.
Squeeze-Out and Sell-Out Rules
Under the UK Companies Act, an offeror in respect of a takeover offer for the Company has the right to buy out minority shareholders where he has acquired (or unconditionally contracted to acquire) 90 percent in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares. The notice to acquire shares from minority shareholders must be sent within three months of the last day on which the offer can be accepted. The squeeze-out of minority shareholders can be completed at the end of six weeks from the date the notice has been given.
In addition, where there has been a takeover offer for the Company, minority shareholders can require the offeror to purchase the remaining shares provided that, at any time before the end of the period within which the offer can be accepted, the offeror has acquired (or contracted to acquire) at least 90% in value of all voting shares in the Company, which carry not less than 90% of the voting rights. A minority shareholder can exercise this right at any time until three months after the period within which the offer can be accepted. An offeror must give the remaining shareholders notice of their rights within one month from the end of the period in which the offer can be accepted.
The following table provides a comparison between the statutory provisions of the UK Companies Act and the Delaware General Corporation Law relating to shareholders' rights.
England and Wales	Delaware
Shareholder Meetings and Voting Rights
Under the UK Companies Act, a general meeting of the shareholders of a public limited company may be called by:

• the directors; or

• shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings.

Under the UK Companies Act, 21 clear days' notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company's articles of association providing for a longer period, at least 14 clear days' notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days' notice. The shareholders of a

Shareholder meetings may be held at such times and places as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.

Special meetings of the shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws, or if not so designated, as determined by the Board of Directors.

Written notice shall be given not less than 10 nor more than 60 days before the meeting. Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

company may in all cases consent to a shorter notice period, the proportion of shareholders' consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under the UK Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company's annual accounting reference date.

Shareholder meetings may be held within or without the State of Delaware.

Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company's articles of association, shareholders shall vote on all resolutions on a show of hands. Under the UK Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company's articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the shareholders present (in person or by proxy) and voting at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the votes cast by shareholders present (in person or by proxy) and entitled to vote at the meeting. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.

Under the UK Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

The UK Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

• the approval at a shareholders' or creditors' meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

• the approval of the court.

Transactions with Significant Shareholders
Under English law, shareholder approval is required for substantial transactions between companies and any director (or person connected with a director) but not with shareholders.
Subject to certain exceptions and conditions, a corporation may not enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder without prior approval from shareholders holding at least 66 2/3% of the corporation's outstanding voting stock which is not owned by such interested shareholder.

Dissenters' Rights of Appraisal
Generally, under English law, shareholders of a company do not have statutory appraisal rights. In the event that we merge with another EU company under the European Communities (Cross-Border Mergers) Regulations 2008 (Cross Border Regulations), (I) any of our shareholders who voted against the special resolution approving the merger or (2) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire its shares for cash. In the event of a takeover of our company by a third party in accordance with the UK Companies Acts where the holders of 90% or more in value of a class of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares, the remaining shareholders in that class may be

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

statutorily required to transfer their shares, unless, within one month, the nontendering shareholders can obtain an English court order otherwise providing. If the bidder does not exercise this "squeeze-out" right, the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an English court, on application of the bidder or non-tendering shareholder, may order.

Shareholders' Suits
Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company's internal management. Notwithstanding this general position, the UK Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director's negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company's affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter developed upon such shareholder by operation of law.

Indemnification of Directors and Officers
Under the UK Companies Act, any provision (whether contained in a company's articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the UK Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such

A corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

liability; (b) provide a "qualifying third party indemnity" (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings); and (c) provide a "qualifying pension scheme indemnity" (being an indemnity against liability incurred in connection with the company's activities as trustee of an occupational pension plan).

Directors
Under the UK Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company's articles of association.	The Board of Directors must consist of at least one member.
Under the UK Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days' notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the UK Companies Act are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).

Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Under English law, the procedure by which directors (other than a company's initial directors) are appointed is generally set out in a company's articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Inspection of Books and Records
Under the UK Companies Act, shareholders have rights including the right to:

• inspect and obtain copies (for a fee) of the minutes of all general meetings of the company and all resolutions of members passed other than at a general meeting;

 Under Delaware law, any stockholders, in person or by attorney or other agent, does, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

• inspect copies of the register of members, register of directors, register of secretaries and other statutory registers maintained by the company;

• receive copies of the company's annual report and accounts for each financial year;

• receive notices of general meetings of the company.

A company's articles of association must be registered at Companies House and are therefore open to public inspection.

Shareholders do not have any right to inspect board minutes of the company.

(i)   the corporation's stock ledger, a list of its stockholders, and its other books and records; and

(ii)   a subsidiary's books and records, to the extent that:

(a)    the corporation has actual possession and control of such records of such subsidiary; or

(b)    the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:

(1)   the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

(2)   the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

Duties of Directors
Under English law, a director owes various statutory and fiduciary duties to the company, including:

• to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

• to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company:

• to act in accordance with the company's constitution and only exercise his powers for the purposes for which they are conferred;

• to exercise independent judgment;

• to exercise reasonable care, skill and diligence;

• not to accept benefits from a third party conferred by reason of his being a director or doing (or not doing) anything as a director; and

The business and affairs of a corporation are managed by or under the direction of its Board of Directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

• a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.
Proxy
Under the UK Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Issues of New Shares
Under the UK Companies Act, the board of directors may issue new shares in the company, provided that they are authorized to do so either by (i) a provision of the company's articles of association, or (ii) a resolution of the company's shareholders.

Any authorization provided to the directors must specify (a) the maximum amount of shares which may be allotted under it, and (b) the expiry date of the authorization, which must not be more than five years following the date of incorporation of the company or the date of passing of the relevant authorizing resolution, as applicable.

Under Delaware law, the directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

Preemptive Rights
Under the UK Companies Act, equity securities proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the UK Companies Act.

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation or any amendment thereto, or in the resolution or resolutions providing for the issue of such shares adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation's capital stock.

Bonus Issue of Shares
Under the UK Companies Act, if a company's articles of association permit a bonus issue of shares, the board of directors may be authorized to capitalize certain reserves or profits and use those to issue bonus shares in accordance with the terms

Under Delaware law, by resolution of the board of directors, dividends may be paid in shares of the corporation's capital stock.

of the articles of association and the provisions of the UK Companies Act.
Distribution and Dividends
Under English law, dividends and distributions may only be made from distributable profits. "Distributable profits" generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital.

In the case of a public limited company, additional rules relating to capital maintenance requirements are applicable and, accordingly, a public company can only make a distribution (a) if, at the time that the distribution is made, the amount of its net assets is not less than the total of its called up share capital and undistributable reserves, and (b) if, and to the extent that, the distribution itself , at the time it is made, does not reduce the amount of net assets to less than that total.

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, directors may declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if the corporation does not have surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital is surplus. Net assets means the amount by which total assets exceed total liabilities.

Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Undistributable reserves include the share premium account, the capital redemption reserve, the amount by which the company's unrealized uncapitalized profits exceed its unrealized losses not written off, or any other reserve that the company is prohibited from distributing either by statute or by its constitutional documents.
The determination as to whether or not the company has sufficient distributable profits to fund a dividend or distribution must be made by reference to the "relevant accounts" of the company. Relevant accounts are always individual (not group) accounts and may be any of the following: (i) the company's most recent annual accounts, (ii) specifically prepared interim accounts, or (iii) specifically prepared initial accounts.

Irrespective of the accounts used to justify the dividend or distribution, they must enable reasonable judgment to be made of the company's profits, losses, assets and liabilities, include appropriate provisions, and include details of the company's share capital and reserves (including undistributable reserves).
The process for declaring and paying dividends is usually set out in a company's articles of association. Typically these will provide that (a) final dividends are declared by shareholders following a recommendation from the board of directors (often at the company's annual general meeting), and (b) interim dividends can be decided solely by the board of directors.

Dividends may be declared and paid in the form of cash, property, stock or other non-cash assets and may be paid in dollars or any other currency.
Repurchases and Redemptions of Shares
Under English law, a company is free to purchase its own shares, unless its articles of association expressly prohibit or limit share buybacks. A company's articles may also provide that repurchased shares are either cancelled or held as treasury shares.

A share repurchase can be funded either out of distributable profits or from the proceeds of a fresh issue of shares made for the purpose of financing the buyback. Public companies are not permitted to purchase their own shares out of capital.

Any repurchase of a company's shares will require shareholder approval. For an "off-market" purchase, the relevant buyback contract must be approved by shareholders either (i) before it was entered into, or (ii) after it was entered into, but provided that no shares may be purchased under the contract until it has been approved (by way of a special resolution). For a "market" purchase, the repurchase must be approved by an ordinary resolution of the shareholders (unless the company's articles require a higher percentage), and it is common for listed companies to seek an annual authority from shareholders to repurchase shares at their annual general meeting.

Under Delaware law, any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event; provided however, that immediately following any such redemption the corporation must have outstanding one or more shares of one or more classes or series of shares, which share, or shares together, have full voting powers.

Any stock which may be made redeemable may be redeemed for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation may (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a non-stock corporation may purchase or redeem out of capital any of its own shares which

A public limited company has the authority to issue redeemable shares provided that this is permitted by its articles of association (and the articles can be amended by way of special resolution if necessary for these purposes). Shares which are capable of being redeemed must be issued as redeemable shares from the outset and, accordingly, a company cannot amend the terms attaching to a non-redeemable class of shares to make them redeemable. Under the UK Companies Act, a company which has issued redeemable shares must ensure that it has at least one non-redeemable share in issue and, in the case of a public limited company, that the redemption does not reduce the share capital of the company below the statutory minimum (£50,000, of which one-quarter must be fully paid up) unless the company intends to re-register as a private limited company.

 are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (iii) redeem any of its shares, unless their redemption is authorized by Delaware law and then only in accordance with its certificate of incorporation.